UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________
Form 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission File No. 1-32876
________________
A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Wyndham Worldwide Corporation
Employee Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Wyndham Worldwide Corporation
22 Sylvan Way
Parsippany, New Jersey 07054

WYNDHAM WORLDWIDE CORPORATION EMPLOYEE SAVINGS PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants
of the Wyndham Worldwide Corporation Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Wyndham Worldwide Corporation Employee Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2014 and the supplemental schedule of delinquent participant contributions for the year ended December 31, 2014 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with U.S. Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule of assets (held at end of year) as of December 31, 2014 and the supplemental schedule of delinquent participant contributions for the year ended December 31, 2014 are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ EISNERAMPER LLP
Iselin, New Jersey
June 12, 2015

WYNDHAM WORLDWIDE CORPORATION EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31,

	2014	2013
ASSETS:
Participant-directed investments at fair value:
Cash and cash equivalents	$32,634	$24,280
Mutual funds	334,861,664	326,428,167
Common collective trusts	229,188,975	182,484,988
Common stock	55,366,813	50,323,545
Money market	7,641,579	5,385,141
Total investments	627,091,665	564,646,121

RECEIVABLES:
Employer contribution receivable	222,981	112,128
Employee contribution receivable	294,647	114,606
Notes receivable from participants	19,122,122	17,628,051
Total receivables	19,639,750	17,854,785

ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	646,731,415	582,500,906
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(787,841)	(479,401)
TOTAL ASSETS AVAILABLE FOR BENEFITS	645,943,574	582,021,505

LIABILITIES:
Excess contributions payable	67,551	—
NET ASSETS AVAILABLE FOR BENEFITS	$645,876,023	$582,021,505

The accompanying notes are an integral part of these financial statements.

WYNDHAM WORLDWIDE CORPORATION EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31,

2014
ADDITIONS:
Contributions:
Employee contributions	$44,399,881
Employer contributions	29,613,148
Total contributions	74,013,029

Net investment income:
Net appreciation in fair value of investments	15,012,169
Dividends	22,966,918
Interest	274
Net investment income	37,979,361

Interest income on notes receivable from participants	756,579

DEDUCTIONS:
Benefits paid to participants	63,065,565
NET INCREASE IN NET ASSETS	49,683,404

TRANSFERS INTO THE PLAN	14,171,114

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	582,021,505
End of year	$645,876,023

The accompanying notes are an integral part of these financial statements.

WYNDHAM WORLDWIDE CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN

The following brief description of the Wyndham Worldwide Corporation Employee Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan was formed on August 1, 2006 in connection with Wyndham Worldwide Corporation’s (the “Company” or “Wyndham”) separation from Cendant Corporation.

Bank of America, N.A. (the “Trustee”) is the Plan’s trustee. The Employee Benefits Committee of the Company (the “Plan Administrator”) controls and manages the operation and administration of the Plan. Under the terms of a trust agreement between the Trustee and the Company, contributions to the Plan are deposited with the Trustee and maintained in a trust on behalf of the Plan. The Plan Administrator has granted discretionary authority to one or more investment managers appointed by the Plan Administrator.

During the first quarter of 2014, assets of approximately $14 million associated with the Shell Vacations, LLC Employees Savings and Retirement Plan (“Shell Plan”) were merged into the Plan. John Hancock Life Insurance Company (U.S.A.) held and managed the investments of the Shell Plan.

The following is a summary of certain Plan provisions:

Eligibility—Each regular U.S. employee of the Company is eligible to participate in the Plan and receive employer matching contributions following the later of one year of employment and the attainment of age eighteen, excluding employees as defined in the Plan document of Wyndham Hotel Management, Inc., Wyndham Vacation Rentals North America, LLC and employees working at the Wyndham Rio Mar location in Puerto Rico. Additionally, each part-time U.S. employee (as defined in the Plan document) of the Company is eligible to participate in the Plan and receive employer matching contributions following the later of one year of eligible service (as defined in the Plan document) and the attainment of age eighteen.

Contributions—Each year, participants may contribute up to 20% of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. The Company makes a matching contribution in the amount of 100% of the first 6% of compensation (as defined in the Plan document) that a participant contributes to the Plan on a payroll period basis. Participants who have attained age 50 before the end of the taxable year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined contribution plans.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances (as defined in the Plan document). The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers mutual funds, common collective trusts, a money market fund and Wyndham common stock as investment options for participants. Contributions are limited to a maximum of 25% into Wyndham common stock.

Vesting—Participants are immediately 100% vested in their contributions, employer contributions plus actual earnings thereon.

Notes Receivable from Participants—Notes receivable from participants are measured at their unpaid principal balance plus any accrued interest. Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less (provided the vested balance is at least $1,000). The initial principal amount of the loan may not be less than $500. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan administrator. Principal and interest is paid ratably through payroll deductions. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits—On termination of service, a participant may receive a lump-sum amount equal to the value of the participant’s vested interest in their account.

The Plan offers participants who invest in Wyndham common stock through the Plan the option of having dividends on such stock being distributed to the participant in cash or deposited into the participant’s account. Any dividends received in cash by participants will be subject to taxes in the year of receipt. In 2014, the Company’s Board of Directors declared quarterly dividends of $0.35 per share ($1.40 in aggregate). Dividends of $926,652 related to Wyndham common stock were paid to the Plan, of which $22,219 was distributed in cash to participants who elected the cash payment option.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan contains investments in mutual funds, common collective trusts and common stock. Investment securities, in general, are exposed to various risks, such as interest rate and credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of the Plan’s investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan’s financial statements.

Administrative Expenses—Administrative expenses are paid by the Company pursuant to the Plan document.

Payment of Benefits—Benefit payments to participants are recorded when paid. Amounts allocated to accounts of participants who have elected to withdraw from the Plan but have not yet been paid were $813,420 and $235,561 at December 31, 2014 and 2013, respectively.

Valuation of Investments and Income Recognition—The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Securities traded on a national securities exchange, such as common stock, are valued at the last reported sales price on the last business day of the Plan year. Mutual funds and the money market fund are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. Common collective trusts are valued at the net asset value of the shares held by the Plan at year-end, which is based on the fair value of the underlying assets.

The Wells Fargo Stable Return Fund (“the SRF”) is a common collective trust fund that invests primarily in both security-backed contracts (“SBCs”), also known as synthetic guaranteed investment contracts and guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions. SBCs are collateralized by a portfolio of bonds and are valued at the fair value of the underlying portfolio. The wrapper contracts are valued by determining the difference between the present value of the replacement cost of the wrapper contract and the present value of the contractually obligated payments in the original wrapper contract. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting. The GICs are issued at fixed rates and carried at contract value. The contract value represents contributions, plus earnings and accrued interest, less any participant-directed withdrawals. Participants may ordinarily direct the withdrawals or transfers of all or a portion of their investment at contract value. The SRF contains several redemption restrictions including the right to require a 12-month notice for withdrawal of assets from the SRF initiated by the Company. Withdrawals initiated by participants of the Plan will be honored when received.

The fair value recorded in the Plan’s financial statements for the SRF was $57.1 million and $60.4 million and contract value was $56.3 million and $59.9 million as of December 31, 2014 and 2013, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recorded when earned. The accompanying Statement of Changes in Net Assets Available for Benefits presents net appreciation in fair value of investments, which includes unrealized gains and losses on investments, realized gains and losses on investments sold and management and operating expenses associated with the Plan’s investments in mutual funds and collective trusts during the year ended December 31, 2014.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Fully Benefit-Responsive Investment Contracts-In accordance with guidance issued by the Financial Accounting Standards Board (“FASB”) for reporting of fully benefit-responsive contracts held by certain investment companies, the Statements of Net Assets Available for Benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value. For the year ended December 31, 2014, the Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis. The fair value of the contract is determined by multiplying the contract value by a ratio of the fair value of total assets held in the SRF divided by the contract value of net assets held in the SRF.

New Accounting Pronouncement

Fair Value Measurement-In May 2015, the FASB issued guidance on disclosures for investments in certain entities that calculate net asset value per share (or its equivalent). The guidance removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient. This guidance is effective retrospectively for the year ending December 31, 2016 and for interim periods within those fiscal years, with early adoption permitted. The Plan is currently evaluating the impact of the adoption of this guidance on the Plan’s financial statements.

3.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated June 11, 2013, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, there was no provision for income taxes as of the financial statement date.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress.

4.	INVESTMENTS

The following table presents investments that represent five percent or more of the Plan’s net assets available for benefits at fair value as of December 31:

	2014
	Number of
	Shares	Value
Davis New York Venture Fund	923,869	$34,524,988
Northern Trust Collective Extended Market Fund	297,596	51,900,817
Pimco Total Return Fund	4,416,273	47,077,465
Prudential Jennison Growth Z	1,948,363	58,879,522
SSgA S&P 500 Index Fund	1,266,996	54,554,299
Wells Fargo Stable Return Fund	1,117,442	57,062,213
Wyndham Worldwide Corporation common stock (*)	645,602	55,366,813

	2013
	Number of
	Shares	Value
Davis New York Venture Fund	811,912	$34,027,243
Harbor International Fund	481,699	34,205,450
Harbor Small Cap Value Fund	1,523,566	39,094,693
Northern Trust Collective Extended Market Fund	306,907	38,019,612
Pimco Total Return Fund	5,015,527	53,615,986
Prudential Jennison Growth Z	1,922,056	55,662,734
SSgA S&P 500 Index Fund	2,273,748	36,016,168
Wells Fargo Stable Return Fund	1,204,768	60,404,574
Wyndham Worldwide Corporation common stock (*)	682,909	50,323,545

(*)	Exempt party-in-interest.

During the year ended December 31, 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the period) appreciated in value as follows:

2014
Mutual funds	$270,659
Common collective trusts	6,859,531
Common stock	7,881,979
Net appreciation in fair value of investments	$15,012,169

5.	FAIR VALUE

The guidance for fair value measurement requires additional disclosures about the Plan’s assets and liabilities that are measured at fair value. The following tables present information about the Plan’s financial assets that are measured at fair value on a recurring basis and indicates the fair value hierarchy of the valuation techniques utilized by the Plan to determine such fair values. Financial assets carried at fair value are classified and disclosed in one of the following three categories:

Level 1: Quoted prices for identical instruments in active markets.

Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value driver is observable.

Level 3: Unobservable inputs used when little or no market data is available.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement falls has been determined based on the lowest level input (closest to Level 3) that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset.

		Fair Value Measure on a
		Recurring Basis
		Quoted Prices in	Significant
		Active Markets for	Other
	As of	Identical Assets	Observable Inputs
	December 31, 2014	(Level 1)	(Level 2)
Common stock:
Wyndham Worldwide Corporation (a)	$55,366,813	$55,366,813	$—
Total	55,366,813	55,366,813	—
Mutual funds:
Small growth	12,159,783	12,159,783	—
Large growth	58,879,522	58,879,522	—
Small blend	31,594,597	31,594,597	—
Large blend	83,599,771	83,599,771	—
Foreign large blend	28,487,555	28,487,555	—
Large Value	17,362,186	17,362,186
Intermediate term bond	47,077,465	47,077,465	—
Multisector bond	9,168,273	9,168,273	—
Moderate allocation	20,128,597	20,128,597	—
Real estate	22,242,761	22,242,761	—
Inflation-protected bond	4,161,154	4,161,154	—
Total	334,861,664	334,861,664	—
Common collective trusts:
Harding Loevner Emerging Markets Fund	24,479,275	—	24,479,275
Northern Trust Collective Aggregate Bond Index Fund	10,549,274	—	10,549,274
Northern Trust Collective All Country World Index Fund	4,765,871	—	4,765,871
Northern Trust Collective Extended Market Fund	51,900,817	—	51,900,817
Oppenheimer OFITC International Growth Fund II	25,877,226	—	25,877,226
SSgA S&P 500 Index Fund	54,554,299	—	54,554,299
Wells Fargo Stable Return Fund	57,062,213	—	57,062,213
Total	229,188,975	—	229,188,975

Money market (b)	7,641,579	7,641,579	—
Total	$627,059,031	$397,870,056	$229,188,975

(a)	Exempt party-in-interest.

(b)	Primarily represents an investment in FFI Government Fund.

		Fair Value Measure on a
		Recurring Basis
		Quoted Prices in	Significant
		Active Markets for	Other
	As of	Identical Assets	Observable Inputs
	December 31, 2013	(Level 1)	(Level 2)
Common stock:
Wyndham Worldwide Corporation (a)	$50,323,545	$50,323,545	$—
Total	50,323,545	50,323,545	—
Mutual funds:
Small growth	13,425,381	13,425,381	—
Large growth	55,662,734	55,662,734	—
Small blend	39,094,693	39,094,693	—
Large blend	64,907,265	64,907,265	—
Foreign large blend	34,205,450	34,205,450	—
Large value	22,758,461	22,758,461	—
Intermediate term bond	53,615,986	53,615,986	—
Multisector bond	8,205,567	8,205,567	—
Moderate allocation	17,387,134	17,387,134	—
Real estate	14,528,356	14,528,356	—
Inflation-protected bond	2,637,140	2,637,140	—
Total	326,428,167	326,428,167	—
Common collective trusts:
Harding Loevner Emerging Markets Fund	23,178,033	—	23,178,033
Northern Trust Collective Extended Market Fund	38,019,612	—	38,019,612
Oppenheimer OFITC International Growth Fund II	24,866,601	—	24,866,601
SSgA S&P 500 Index Fund	36,016,168	—	36,016,168
Wells Fargo Stable Return Fund	60,404,574	—	60,404,574
Total	182,484,988	—	182,484,988

Money market (b)	5,385,141	5,385,141	—
Total	$564,621,841	$382,136,853	$182,484,988

(a)	Exempt party-in-interest.

(b)	Primarily represents an investment in FFI Government Fund.

For both the years ended December 31, 2014 and 2013, there were no transfers into or out of Levels 1, 2 or 3.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

A portion of the Plan’s investments includes shares of mutual funds that are managed by the Trustee. The Trustee is the custodian of these investments as defined by the Plan, and, therefore, these transactions qualify as exempt party-in-interest transactions.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

The Plan held approximately 646,000 and 683,000 shares of common stock of Wyndham as of December 31, 2014 and 2013, respectively, with a cost basis of approximately $49.8 million and $38.2 million, respectively, and a fair value of approximately $55.4 million and $50.3 million, respectively.

7.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

8.	NET ASSET VALUE PER SHARE

In accordance with the guidance for fair value measurements in certain entities that calculate Net Asset Value (“NAV”) per share (or its equivalents), the Plan discloses the category, fair value, redemption frequency and redemption notice period at the participant level for those assets whose fair value is estimated using the NAV per share.
The following table sets forth a summary of the Plan’s investments with a reported NAV at December 31, 2014:

				Other	Redemption
		Unfunded	Redemption	Redemption	Notice
Investment	Fair Value*	Commitment	Frequency	Restrictions	Period
Harding Loevner Emerging
Markets Fund (a)	$24,479,275	$—	Daily	None	1 day
Northern Trust Collective
Aggregate Bond Index Fund (b)	10,549,274	—	Daily	None	N/A
Northern Trust Collective
All Country World Index Fund (c)	4,765,871	—	Daily	None	N/A
Northern Trust Collective
Extended Market Fund (d)	51,900,817	—	Daily	None	N/A
Oppenheimer OFITC
International Growth Fund II (e)	25,877,226	—	Daily	None	1 day
SSgA S&P 500
Index Fund (f)	54,554,299	—	Daily	None	1 day
Wells Fargo Stable
Return Fund (g)	57,062,213	—	Daily	None	N/A
	$229,188,975	$—

*	The fair values of the investments have been estimated using the NAV of the investment.

(a)	Investment seeks superior long-term returns from a portfolio of well managed, financially strong companies in growing businesses that have clear competitive advantage.

(b)	Investment seeks to produce results that approximate the overall performance of the Barclay’s U.S. Capital Aggregate Bond Index.

(c)	Investment seeks to produce results that approximate the risk and return characterized by the Morgan Stanley Capital International and All Country World Index.

(d)	Investment seeks to produce results that approximate the overall performance of the Dow Jones U.S. Completion Total Stock Market Index.

(e)	Investment seeks to provide a vehicle for the collective investment of funds held by qualified trusts which seek long-term growth from foreign equity securities.

(f)	Investment seeks to invest in a portfolio of assets whose performance is expected to replicate as closely as possible, before expenses, the performance of the Standard & Poor’s 500 Index.

(g)	Investment seeks to provide a higher rate of return than shorter maturity investments, without the volatility.

The following table sets forth a summary of the Plan’s investments with a reported NAV at December 31, 2013:

				Other	Redemption
		Unfunded	Redemption	Redemption	Notice
Investment	Fair Value*	Commitment	Frequency	Restrictions	Period
Harding Loevner Emerging
Markets Fund (a)	$23,178,033	$—	Daily	None	1 day
Northern Trust Collective
Extended Market Fund (b)	38,019,612	—	Daily	None	N/A
Oppenheimer OFITC
International Growth Fund II (c)	24,866,601	—	Daily	None	1 day
SSgA S&P 500
Index Fund (d)	36,016,168	—	Daily	None	1 day
Wells Fargo Stable
Return Fund (e)	60,404,574	—	Daily	None	N/A
	$182,484,988	$—

*	The fair values of the investments have been estimated using the NAV of the investment.

(a)	Investment seeks superior long-term returns from a portfolio of well managed, financially strong companies in growing businesses that have clear competitive advantage.

(b)	Investment seeks to produce results that approximate the overall performance of the Dow Jones U.S. Completion Total Stock Market Index.

(c)	Investment seeks to provide a vehicle for the collective investment of funds held by qualified trusts which seek long-term growth from foreign equity securities.

(d)	Investment seeks to invest in a portfolio of assets whose performance is expected to replicate as closely as possible, before expenses, the performance of the Standard & Poor’s 500 Index.

(e)	Investment seeks to provide a higher rate of return than shorter maturity investments, without the volatility.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to Form 5500 at December 31:

	2014	2013
Net assets available for benefits per the financial statements	$645,876,023	$582,021,505
Less: Amounts allocated to withdrawing participants	(813,420)	(235,561)
Add: Adjustment from contract value to fair value for fully
benefit-responsive investment contracts	787,841	479,401
Net assets available for benefits per Form 5500	$645,850,444	$582,265,345

The following is a reconciliation of the increase in net assets per the financial statements to Form 5500 at December 31:

2014
Net increase in net assets per the financial statements	$49,683,404
Less: 2014 amounts allocated to withdrawing participants	(813,420)
Add: 2014 change in adjustments from contract value to fair value
for fully benefit-responsive investment contracts	308,440
Add: 2013 amounts allocated to withdrawing participants	235,561
Net income per Form 5500	$49,413,985

*****

Wyndham Worldwide Corporation Employee Savings Plan

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2014

	(b)	(c)		(e)
	Identity of Issue, Borrower	Description of	(d)	Current
(a)	Current Lessor or Similar Party	Investment	Cost**	Value****
	Davis New York Venture Fund	Mutual fund		$34,524,988
	DWS RREEF Real Estate Securities Fund	Mutual fund		22,242,761
	Fidelity Advisor Freedom 2010 Fund (A)	Mutual fund		1,094,295
	Fidelity Advisor Freedom 2015 Fund (A)	Mutual fund		2,543,032
	Fidelity Advisor Freedom 2020 Fund (A)	Mutual fund		4,792,230
	Fidelity Advisor Freedom 2025 Fund (A)	Mutual fund		7,861,238
	Fidelity Advisor Freedom 2030 Fund (A)	Mutual fund		8,518,730
	Fidelity Advisor Freedom 2035 Fund (A)	Mutual fund		8,372,828
	Fidelity Advisor Freedom 2040 Fund (A)	Mutual fund		6,288,392
	Fidelity Advisor Freedom 2045 Fund (A)	Mutual fund		4,801,624
	Fidelity Advisor Freedom 2050 Fund (A)	Mutual fund		3,470,705
	Fidelity Advisor Freedom 2055 Fund (A)	Mutual fund		1,331,709
	Franklin Small Cap Growth Fund	Mutual fund		12,159,783
	Harbor International Fund	Mutual fund		28,487,555
	Harbor Small Cap Value Fund	Mutual fund		31,594,597
	Lord Abbett Bond Debenture Fund	Mutual fund		9,168,273
	MFS Value Fund R4	Mutual fund		17,362,186
	The Oakmark Equity & Income Fund	Mutual fund		20,128,597
	Pimco Total Return Fund	Mutual fund		47,077,465
	Prudential Jennison Growth Z	Mutual fund		58,879,522
	Vanguard Inflation Fund	Mutual fund		4,161,154
	Harding Loevner Emerging Markets Fund	Common collective trust		24,479,275
	Northern Trust Collective Aggregate Bond Index Fund	Common collective trust		10,549,274
	Northern Trust Collective All Country World Index Fund	Common collective trust		4,765,871
	Northern Trust Collective Extended Market Fund	Common collective trust		51,900,817
	Oppenheimer OFITC International Growth Fund II	Common collective trust		25,877,226
	SSgA S&P 500 Index Fund	Common collective trust		54,554,299
	Wells Fargo Stable Return Fund	Common collective trust		57,062,213
*	Wyndham Worldwide Corporation	Common stock		55,366,813
*	Various participants	Loans to participants***		19,122,122
	BIF Money Fund	Money market		813,863
	FFI Government Fund	Money market		6,827,716
	Cash and cash equivalents			32,634
	Total			$646,213,787

* Party-in-interest
** Cost information is not required for participant-directed investments.
*** Maturity dates range from 1/01/15 to 10/18/29. Interest rates range from 4.25% to 9.5%.
**** Form 5500 instructions require reporting of common collective trusts at fair value on this schedule.

Wyndham Worldwide Corporation Employee Savings Plan

Form 5500, Schedule H, Part IV, Line 4a – Schedule of Delinquent Participant Contributions
For The Year Ended December 31, 2014

Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102?
Yes X No __

	Total That Constitute Nonexempt Prohibited Transactions
	Participant			Contributions	Total Fully
	Contributions		Contributions	Pending	Corrected Under
	Transferred	Contributions	Corrected	Correction	VFCP And
	Late to Plan	Not Corrected	Outside VFCP	In VFCP	PTE 2002-51
Check Here if Late Participant
Loan Repayments are included ☐
2014	$5,704	$—	$5,704	$—	$—
	$5,704	$—	$5,704	$—	$—

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee of the Wyndham Worldwide Corporation Employee Savings Plan (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Wyndham Worldwide Corporation Employee Savings Plan

By: /s/ Mary Falvey
Mary Falvey
Executive Vice President,
Chief Human Resources Officer
Wyndham Worldwide Corporation

Date: June 12, 2015